UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

EXA CORPORATION
(Name of Subject Company)

EXA CORPORATION
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

300614500
(CUSIP Number of Class of Securities)

Stephen A. Remondi

Chief Executive Officer

Exa Corporation

55 Network Drive

Burlington, Massachusetts 01803

(781) 564-0220

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

Copies to:

John D. Patterson, Jr., Esq.

Foley Hoag LLP

Seaport West

155 Seaport Boulevard

Boston, Massachusetts 02210

Telephone: (617) 832-1000

Telecopy: (617) 832-7000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, originally filed by Exa Corporation, a Delaware corporation (the “Company” or “Exa”), with the Securities and Exchange Commission (the “SEC”) on October 12, 2017 (as amended hereby, the “Schedule 14D-9”).  The Schedule 14D-9 relates to the tender offer by 3DS Acquisition 3 Corp., Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Dassault Systemes Simulia Corp., a Rhode Island corporation (“Parent”), which is an indirect wholly owned subsidiary of Dassault Systèmes S.E., a European Company incorporated in France (“Dassault Systèmes”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share (each, a “Share”), at a purchase price of $24.25 per Share, payable net to the holder thereof in cash, without interest, subject to any withholding taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 12, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Parent, Purchaser and Dassault Systèmes with the SEC on October 12, 2017. Copies of the Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.  This Amendment is being filed to reflect certain updates as reflected below.

Item 8.                                 Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented to include the following new section captioned “Certain Litigation” as follows:

“Certain Litigation

On October 17, 2017, Robert Berg filed a purported stockholder class action lawsuit concerning the Transaction against the Company, the directors of the Company, Parent and Purchaser in the U.S. District Court for the District of Massachusetts.  In the case, captioned Robert Berg v. Exa Corp., et al., Case No. 1:17-cv-12034, plaintiff alleges that this Schedule 14D-9 omits material information, including, among other things, with respect to certain financial data relied upon and analyses performed by Stifel in connection with the Opinion and purported conflicts of interest on the part of the Company’s officers and directors.  Plaintiff asserts claims under the federal securities laws, including Sections 14(d), 14(e) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 14d-9 promulgated thereunder, and seeks, among other things, to enjoin the Transaction or, in the alternative, rescission (or rescissory damages) if the Transaction closes.  Plaintiff also seeks an order directing the individual defendants to file a revised or supplemented solicitation statement addressing the alleged omissions, as well as an award of costs, including reasonable attorneys’ and experts’ fees.

On October 19, 2017, Michael Rubin filed a purported stockholder class action lawsuit concerning the Transaction against the Company and the directors of the Company in the U.S. District Court for the District of Massachusetts.  In the case, captioned Michael Rubin v. Exa Corporation, et al., Case No. 1:17-cv-12050, plaintiff alleges that this Schedule 14D-9 omits material information, including, among other things, with respect to certain financial data relied upon and analyses performed by Stifel in connection with the Opinion and purported conflicts of interest on the part of the Company’s officers and directors.  Plaintiff asserts claims under the federal securities laws, including Sections 14(d), 14(e) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 14d-9 promulgated thereunder, and seeks, among other things, to enjoin the Transaction or, in the alternative, rescission (or rescissory damages) if the Transaction closes.

The outcome of this litigation cannot be predicted with certainty; however, the Company believes that the lawsuits are without merit and intends to vigorously defend against them.  If additional similar complaints are filed, absent new or different allegations that are material, the Company will not necessarily announce such additional filings.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the first three paragraphs of the section captioned “Regulatory Approvals” with the following:

United States

Under the provisions of the HSR Act, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”) in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination,” or (i) it may be restarted if the acquiring person voluntarily withdraws and re-files its Notification and Report Form, or (ii) it may be extended if the reviewing agency issues a request for additional information and documentary material, in which case the waiting period expires 10 days after the date when the acquiring person has substantially complied with such request. If the 15-day waiting period expires on a Saturday, Sunday or legal holiday, then the period is extended until the end of the next day that is not a Saturday, Sunday or legal public holiday. The purchase of Shares pursuant to the Offer is subject to such requirements. The Company filed the Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on October 12, 2017. Accordingly, the required 15-day waiting period with respect to the Offer will expire at 11:59 p.m., Eastern Time on October 27, 2017, unless earlier terminated by the Antitrust Division and the FTC or extended by a request for additional information and documentary material prior to that time. The Antitrust Division and the FTC routinely assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Dassault Systèmes, Parent, Purchaser and/or the Company, or any of their respective subsidiaries. Private parties and individual States of the United States may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Germany

The acquisition of Shares pursuant to the Offer is also subject to the German Act against Restraints of Competition, as amended, and may be consummated only if the acquisition is approved by the German Federal Cartel Office (the “FCO”), either by written approval or by expiration of a one-month review period, unless the FCO notifies Parent within the one-month review period of the initiation of an in-depth investigation. Parent filed a notification on October 18, 2017 with respect to the Offer. The one-month review period is scheduled to expire on November 20, 2017. If the FCO initiates an in-depth investigation, the review period is extended for an additional three months, and the acquisition of Shares under the Offer may not be consummated until the acquisition is approved by the FCO, either by written approval or by expiration of the review period as so extended.

Austria

The acquisition of Shares pursuant to the Offer is also subject to the review by the Austrian Federal Competition Authority (the “FCA”). Pursuant to the Austrian Cartel Act 2005, as amended, notification to the FCA of the Offer is required and the Offer may not be consummated before the expiration of a four-week review period (subject to extension to six weeks upon request of Parent), or upon a waiver by the FCA and the Austrian Federal Cartel Prosecutor (the “FCP”) of their right to file a motion with the Austrian Cartel Court to review the transactions. In the event the FCA or the FCP files a motion with the Austrian Cartel Court to review the Offer, the maximum statutory review period before the Austrian Cartel Court is five months (subject to extension to six months upon request of Parent). Parent filed the required notice form with the FCA on October 19, 2017. The four-week review period is scheduled to expire on November 16, 2017.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 20, 2017	EXA CORPORATION

	By:	/s/ Stephen A. Remondi
	Name:	Stephen A. Remondi
	Title:	Chief Executive Officer